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                                                                    Exhibit 99.1

                                                          [LOGO] Bank of Bermuda



              Bank of Bermuda announces secondary listing on Nasdaq


(Hamilton, Bermuda, 22 April 2002) Bank of Bermuda announced today that its common shares will be eligible for trading on Nasdaq beginning tomorrow morning under the ticker "BBDA". This is a secondary listing of existing shares. Bank of Bermuda shares can then be traded on either Nasdaq or the Bermuda Stock Exchange
(BSX).

With a listing on Nasdaq, Bank of Bermuda is able to compete more effectively with other global financial institutions. Having successfully grown its international business from Bermuda, the Bank is already a strong global competitor, with a network of offices in 15 of the world's key financial centres, including New York, and 3,000 staff around the world. The limited size of the Bermuda capital market, however, is unable to supply the funds an institution the size of Bank of Bermuda may need to develop further.

`This is an important achievement for Bank of Bermuda,' commented CEO Henry Smith. `When necessary, we need to be able to raise capital at competitive rates to strengthen ourselves through acquisition or make substantial investments in new business and technology. Listing Bank of Bermuda shares on Nasdaq is therefore a critical but very natural step for us to take. We already have strong links with the US through our New York office, and our headquarters in Bermuda are less than two hours flying time away from New York.'

The Bank was unable to seek an overseas listing until December 2000, when it became the first local Bermudian financial services organisation to be exempted from local ownership laws.


                                  Press Release

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These laws state that a minimum 60% of any local company doing business in
Bermuda must be Bermudian owned.

`Being head-quartered in Bermuda has meant that we have always needed to look outside our own borders for growth,' continued Mr Smith. `Over half our employees work outside Bermuda, in Asia and Europe as well as North America. We are not, however, a typical bank. Our global reach is balanced by our relatively small size and niche focus. This enables us to leverage our key competitive advantages - our ability to build close relationships with clients and swiftly respond to their needs with tailored products that are not easy to commodotise.'

The following investment banks have agreed to make a market in the Bank's common shares: Fox-Pitt, Kelton; Keefe, Bruyette & Woods; and Merrill Lynch.

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Notes to Editors:
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..    Forward Looking Statements: This media release may be deemed to include forward looking statements, such as statements that refer to business plans, financial goals, business prospects and similar matters, that indicate our beliefs and expectations for future performance. Such forward looking statements involve certain risks and uncertainties including worldwide economic conditions, success in business retention and obtaining new business and other factors. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward-looking statements.

..    Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 15 other key financial centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland.

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..    Bank of Bermuda has total assets of $10.8 billion (as at 31 December 2001)
     and approximately $100 billion in assets under administration.

..    Further information on Bank of Bermuda can be found at
     www.bankofbermuda.com.

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For further inquiries please contact:
Anna Lowry
Bank of Bermuda

Telephone: (+441) 299 6157
Fax: (+441) 299 6559
E-mail: lowryal@bankofbermuda.com
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